UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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Science Applications International Corporation
(Exact Name of Registrant as Specified in Its Charter)

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Delaware	001- 35832	46-1932921
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
12010 Sunset Hills Road Reston, Virginia (Address of principal executive offices)		20190 (Zip Code)
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary, (703) 676-2014
(Name and telephone, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Science Applications International Corporation (“we” or “us”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2017.

Rule 13p-1 requires us to disclose annually whether any conflict minerals that are necessary to the functionality or production of products that we manufactured or contracted for manufacture during the reporting period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”), or were from recycled or scrap sources. “Conflict minerals” are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.

Accordingly, we conducted in good faith a reasonable country of origin inquiry, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.

We are a leading provider of technical, engineering and enterprise information technology services primarily to the U.S. government, including the Department of Defense, the intelligence community and federal civilian agencies. We provide engineering, systems integration and information technology offerings for large, complex government projects and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. We are primarily a services provider. As such, we generally do not manufacture or contract for manufacture products, except only in isolated occurrences typically relating to special purpose products for U.S. or foreign government customers manufactured in very small quantities. Those isolated occurrences of manufacturing products represented less than one percent (1%) of our total revenue in calendar year 2017. Accordingly, only a small portion of our business constitutes manufacturing or contracting to manufacture products.

We used contract data and evaluated our revenue recognition methodology to determine contracts and programs in which we manufactured products that may have contained conflict minerals. From this process, we determined we manufactured one product for purposes of the Rule, and that one supplier of metals was associated with that product. We sent the identified supplier a survey based on the standard template designed by the Responsible Minerals Initiative, known as the Conflict Minerals Reporting Template (“CMRT”). The supplier responded that no conflict minerals were contained in the product. We determined we have no reason to believe there are any necessary conflict minerals in our product.

The information contained in this Form SD is publicly available at http://investors.saic.com/sec-filings. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Science Applications International Corporation

By:	/s/ Steven G. Mahon
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary
Date: May 9, 2018